EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income (Loss) Before Income Taxes	$88,378	$52,847	$(46,139)	$120,761	$119,523
Fixed Charges (as below)	36,762	44,769	54,716	81,584	62,235
Total Earnings	$125,140	$97,616	$8,577	$202,345	$181,758

FIXED CHARGES
Interest Expense	$34,094	$40,778	$46,560	$76,910	$59,093
Credit for Allowance for Borrowed Funds Used During Construction	668	1,491	5,156	2,174	1,142
Estimated Interest Element in Lease Rentals	2,000	2,500	3,000	2,500	2,000
Total Fixed Charges	$36,762	$44,769	$54,716	$81,584	$62,235

Ratio of Earnings to Fixed Charges	3.40	2.18	0.15	2.48	2.92

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.